Exhibit 99.2

EXECUTION VERSION

VOTING AND TRANSACTION SUPPORT AGREEMENT

THIS VOTING AND TRANSACTION SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of May 27, 2024, by and among California Buyer Limited, a private limited company incorporated in England and Wales (“Bidco”), Atlantica Sustainable Infrastructure plc, a public limited company incorporated in England and Wales (the “Company”), Algonquin Power & Utilities Corp., a company incorporated under the federal laws of Canada (“Algonquin”), Liberty (AY Holdings), B.V., a corporation incorporated under the laws of the Netherlands (“AY Holdings”, and together with Algonquin, the “Shareholders” and each a “Shareholder”), direct and indirect shareholders of the Company.  Capitalized terms used but not defined herein have the respective meanings given to them in the Transaction Agreement (as defined below).

RECITALS

(A)        Each Shareholder is the direct or indirect beneficial owner of the securities of the Company as set forth opposite its name on Schedule A hereto (such securities, together with any other securities of the Company legally or beneficially acquired, whether by purchase, upon exercise or conversion of any securities or otherwise, by the Shareholders or any of their Affiliates after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Subject Shares”).  As used herein, “beneficially own” means, with respect to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act as in effect on the date hereof, and similar terms such as “beneficial ownership,” “beneficial owner” and “beneficially acquire” have the corresponding meanings.

(B)          On March 5, 2018, the Company entered into a shareholders agreement with Algonquin and Liberty Development Energy Solutions B.V. (f/k/a Abengoa-Algonquin Global Energy Solutions B.V.) (“Liberty GES”) which provides for certain governance rights and standstill obligations of the Shareholders in their capacity as shareholders of the Company (the “Shareholders Agreement”).  The Shareholders Agreement was amended by that certain enhanced cooperation agreement, dated May 9, 2019, by and among the Company, Algonquin and Liberty GES (the “Enhanced Cooperation Agreement”).

(C)          On the terms and subject to the conditions set forth in the Transaction Agreement by and between Bidco and the Company, dated as of the date hereof (as amended, restated or supplemented from time to time, the “Transaction Agreement”), Bidco will acquire the entire issued and to be issued share capital of the Company by means of a court-sanctioned scheme of arrangement (the “Scheme of Arrangement”).

(D)          In order to induce Bidco and the Company to enter into the Transaction Agreement and in consideration of the execution thereof by Bidco and the Company, each Shareholder has entered into this Agreement and agrees to be bound hereby.

NOW THEREFORE, in consideration of the promises, representations, warranties and the covenants and agreements set forth below, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.            No Transfer of Subject Shares; No Inconsistent Arrangements.  During the term of this Agreement, each Shareholder shall not make, cause or permit any Transfer (as defined below) of any of the Subject Shares or enter into, or cause any of its Affiliates to enter into, any Contract, option or arrangement with respect to a Transfer of any of the Subject Shares.  Following the date hereof, during the term of this Agreement and except as required by this Agreement or the Transaction Agreement, each Shareholder shall not, and shall cause its Affiliates not to, (a) deposit (or permit the deposit of) any of the Subject Shares into a voting trust or grant any proxy or enter into any voting agreement or similar agreement or arrangement with respect to any of the Subject Shares (other than this Agreement) or in any way grant any other Person any right whatsoever with respect to the voting or disposition of the Subject Shares, (b) enter into any Contract or otherwise take any other action that is inconsistent with, or would in any way restrict, limit or interfere with the performance of the Shareholders’ obligations hereunder or (c) approve or consent to any of the foregoing. For purposes hereof, a Person shall be deemed to have effected a “Transfer” of Subject Shares if such Person directly or indirectly: (i) sells, pledges, encumbers, hedges, gifts, lends, grants an option with respect to, transfers, assigns, or otherwise disposes of (including by sale or merger, by tendering into any tender or exchange offer, by testamentary disposition, by liquidation or dissolution, by dividend or distribution, by operation of Law or otherwise) any Subject Shares, or any interest, right or title in such Subject Shares; (ii) enters into a Contract or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such Subject Shares or any interest, right or title therein; or (iii) accepts any offer in respect of an Acquisition Proposal.  Notwithstanding the foregoing, each Shareholder may make, or cause any of its Affiliates to make, (1) a transfer to an Affiliate of a Shareholder, or (2) transfers to a transferee that has signed a voting agreement with Bidco and the Company with terms no less favorable to Bidco and the Company than this Agreement; provided that, in clause (1) above, as a condition to such transfer the transferee shall have executed and delivered to Bidco and the Company a counterpart to this Agreement pursuant to which such transferee shall agree to be bound by all of the terms, conditions and provisions of this Agreement as, and agree and acknowledge that such Person shall constitute, a Shareholder for all purposes of this Agreement and certified in writing to Bidco and the Company that all of the representations and warranties in this Agreement with respect to such transferee would be true and correct at the time of such Transfer. If any voluntary or involuntary transfer of any Subject Shares covered hereby shall occur (including a transfer or disposition permitted by the prior sentence of this Section 1, a sale by a Shareholder’s or any of its Affiliates’ trustee in bankruptcy or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee may not be a Company Shareholder and has not executed a counterpart hereof or joinder hereto. Any action taken in violation of this Section 1 shall be null and void ab initio. Each Shareholder hereby authorizes Bidco to direct the Company to impose stop orders to prevent the Transfer of any Subject Shares on the books of the Company in violation of this Agreement. Each Shareholder agrees that it shall not, and shall cause each of its Affiliates not to, become a member of a “group” (as defined under Section 13(d) of the Exchange Act) for the purpose of taking any actions inconsistent with the transactions contemplated by this Agreement or the Transaction Agreement.

2.            Agreement to Vote Shares.

(a)        From the date hereof through the valid termination of this Agreement in accordance with Section 6, at any Company Shareholder Meeting or any adjournment or postponement thereof, in any action by written consent or in any other circumstances upon which the Shareholders’ or any of their Affiliates’ vote, consent or other approval is sought, the Shareholders hereby irrevocably and unconditionally agree, during the term of this Agreement, to: (a) appear at each such meeting (in person or by proxy) or otherwise cause all such Subject Shares to be counted as present thereat for the purpose of determining a quorum; and (b) be present (in person or by proxy) and vote, or cause their Affiliates to vote (including pursuant to the Forms of Proxy), all of the Subject Shares that are then beneficially owned or owned of record by such Shareholders or any of their Affiliates: (i) in favor of: (1) the Scheme of Arrangement at the Scheme Meeting (or any adjourned or postponed meeting thereof), (2) the Company Shareholder Resolution at the Company GM (or any adjourned or postponed meeting thereof); (3) any proposal to adjourn or postpone any such meeting to a later date if there are not sufficient votes to approve the Scheme of Arrangement or the Company Shareholder Resolution; and (4) any other resolution necessary or desirable to implement the Transaction; provided, however, that the foregoing shall not require the Shareholders to vote, or cause any of their Affiliates to vote, in favor of any waiver, modification or amendment to the terms of the Transaction Agreement, or any other Contract or arrangement that would have the effect of waiving, amending or modifying the Transaction Agreement, in each case that would be less favorable in any material respect to the Shareholders than the Transaction Agreement as in effect on the date hereof and (ii) against: (1) any resolution to approve an Acquisition Proposal (including any resolution to approve a scheme of arrangement relating thereto), (2) any action, proposal, transaction, or Contract that would reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement, of the Company or Bidco under the Transaction Agreement or of the Shareholders under this Agreement and (3) any action, proposal, transaction, or Contract that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Transaction or the fulfillment of any of the conditions to Closing set forth in Article VIII of the Transaction Agreement.

(b)          For the avoidance of doubt, except as explicitly set forth in Section 2(a), nothing in this Agreement shall limit the right of the Shareholders to vote, or cause any of their Affiliates to vote, in favor of, against or abstain with respect to any other matters presented to the Company Shareholders that are unrelated to the matters contemplated by the Transaction Agreement, the Scheme of Arrangement and the Company Shareholder Resolution.  Nothing in this Agreement shall obligate the Shareholders to exercise any option or any other right to acquire any Company Shares; provided that if the Shareholders do exercise any such option or any other right and acquire additional Company Shares in connection thereto, then such additional Company Shares shall be Subject Shares.

3.          Opportunity to Review; Reliance.  Each Shareholder acknowledges and confirms receipt of the Transaction Agreement and represents that it has had (a) the opportunity to review, and has read, reviewed and understands, the terms and conditions of the Transaction Agreement and this Agreement, and (b) the opportunity to review and discuss the Transaction Agreement, the Transaction and this Agreement with its own advisors and legal counsel. Each Shareholder understands and acknowledges that the Company and Bidco are entering into the Transaction Agreement in reliance upon the Shareholders’ execution, delivery and performance of this Agreement.

4.        Confidentiality and Public Disclosure.  This Agreement shall be treated as confidential. On the date of this Agreement, the Shareholders may issue a press release in connection with the Transaction in the form agreed by the Company and Bidco.  From the date of this Agreement until the Closing, the Shareholders shall not make, and shall cause their Affiliates not to make, any public announcements regarding this Agreement, the Transaction Agreement or the transactions contemplated hereby or thereby; provided, however, that nothing herein shall be deemed to prohibit such public announcement (a) that the Company and Bidco agree upon, (b) that the Shareholders reasonably deem necessary or required under Applicable Law, or (c) that is substantially consistent with previous press releases, public disclosures or public statements made by the parties hereto in compliance with this Section 4. Each Shareholder hereby authorizes Bidco and the Company to publish and disclose (x) its identity, (y) record and beneficial ownership of the Subject Shares and (z) the nature of its obligations under this Agreement (the foregoing clauses (x) through (z), collectively, the “Disclosable Information”) (including in the initial press release contemplated by Section 7.3 of the Transaction Agreement, any announcement or disclosure required by Applicable Law, the Court or the SEC and in the Scheme Documentation), provided that Bidco and the Company shall provide each Shareholder with the opportunity to review and comment upon the portion (and only such portion) of such press release or public announcement that includes Disclosable Information prior to its issuance, and Bidco and the Company shall consider in good faith all comments suggested by the Shareholders.

5.            Representations and Warranties of the Shareholders.  Each Shareholder hereby represents and warrants as follows:

(a)           Such Shareholder (i) is as of the date hereof, and, except as otherwise permitted pursuant to Section 1 hereof, shall be at all times during the term of this Agreement, the indirect or direct beneficial owner of the Subject Shares set forth opposite such Shareholders’ name on Schedule A hereto (and AY Holdings is the indirect record owner through the registered holder which is Computershare DR Nominees Limited with respect to 7,405,262 Subject Shares and Cede & Co. with respect to 41,557,663 Subject Shares), free and clear of any Liens (other than (1) Permitted Liens, (2) Liens granted to one or more finance providers in connection with any financing facility to which the Shareholder and/or any of its Affiliates is a party, (3) written restrictions on transfer under applicable securities Laws, (4) this Agreement, (5) the Shareholders Agreement and (6) the Enhanced Cooperation Agreement; provided that such Liens shall not prevent, inhibit or restrict such Shareholder’s or any of its Affiliates’ ability to enter into this Agreement or vote in accordance with Section 2), and (ii) does not, nor do any of its Affiliates, own of record or beneficially own any Company Shares (or any securities convertible into or exercisable or exchangeable or redeemable for any Company Shares) other than as set forth opposite its name on Schedule A.  Schedule A sets forth a true and complete list of all of the Subject Shares as of the date hereof.

(b)           Except with respect to obligations under the Company Organizational Documents, as applicable, AY Holdings has, as of the date hereof and will have at all times through the termination of this Agreement in accordance with Section 6, the sole right to Transfer, to vote (or cause to vote) and to direct (or cause to direct) the voting of the Subject Shares beneficially owned by the Shareholders as of the date hereof, and none of such Subject Shares are subject to any proxy, voting trust or other Contract, arrangement or restriction with respect to the Transfer or the voting of the Subject Shares (other than as set forth in the Shareholders Agreement and Enhanced Cooperation Agreement (but which such Contracts shall not prevent, inhibit or restrict such Shareholder’s or any of its Affiliates’ compliance with this Agreement (including Section 2), and restrictions on transfer under applicable securities Laws), except as set forth in this Agreement or the Transaction Agreement. Neither the Shareholders nor any of their Affiliates have entered into any Contract that is inconsistent with the terms of this Agreement or would in any way restrict, limit or interfere with the performance of the Shareholders’ obligations hereunder.

(c)          Such Shareholder (i) is duly organized, validly existing and in good standing under the Laws of Canada or Netherlands, as applicable, and (ii) has the requisite corporate, company, partnership or other power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and to comply with the terms hereof.  The execution and delivery of this Agreement by each Shareholder, the consummation by each Shareholder of the transactions contemplated hereby and the compliance by each Shareholder with the provisions hereof have been duly authorized by all requisite corporate, company, partnership or other action on the part of each Shareholder, and no other corporate, company, partnership or other organizational proceedings on the part of each Shareholder are necessary to authorize this Agreement, to consummate the transactions contemplated hereby or to comply with the provisions hereof.

(d)         This Agreement has been duly and validly executed and delivered by each Shareholder, constitutes a valid and binding obligation of each Shareholder and, assuming due authorization, execution and delivery by Bidco and the Company, is enforceable against each Shareholder in accordance with its terms, subject to any Enforceability Exceptions.

(e)          The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with the provisions hereof do not and will not conflict with, or result in (i) any violation or breach of, or default (with or without notice or lapse of time, or both) under, any provision of the organizational documents of a Shareholder (ii) any violation or breach of, default (with or without notice or lapse of time, or both) under or conflict with any (1) Law or (2) Action applicable to a Shareholder or its properties or assets, or (3) any Contract or other legally binding instrument or obligation to which such Shareholder is a party or by which such Shareholder or its assets are bound, in the case of each of clauses (1) through (3), to the extent such violation, breach or other action would prevent, enjoin or materially delay the performance by such Shareholder of its obligations under this Agreement or the actions of any of its Affiliates that such Shareholder has agreed to procure.  No Consent of, or registration, declaration, notice or filing with, any Governmental Authority is necessary, under Applicable Law, for the consummation by the Shareholders of the transactions contemplated by this Agreement.

(f)          With respect to each Shareholder, as of the date hereof, there is no Action pending against or, to the knowledge of such Shareholder, threatened in writing against it or any of its assets (including the Subject Shares beneficially owned by such Shareholder) before or by any Governmental Authority that would reasonably be expected to prevent or materially delay or impair the consummation by such Shareholder of the transactions contemplated by this Agreement and the Transaction Agreement or otherwise materially impair such Shareholder’s ability to perform its obligations hereunder.

(g)          No broker, finder, investment banker, financial advisor, or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses, from Bidco, the Company or their Affiliates (other than the Shareholders) in connection with the transactions contemplated hereby or by the Transaction Agreement based upon arrangements made by or on behalf of a Shareholder.

6.            Termination.

(a)         This Agreement shall terminate automatically upon the earliest of (i) the Effective Time, (ii) such date and time as the Transaction Agreement shall be validly terminated in accordance with Section 9.1 thereof; provided, however, that if the Transaction Agreement is validly terminated pursuant to Section 9.1(d)(ii) thereof, then such termination pursuant to this Section 6(a)(ii) shall only be effective if the Alternative Transaction Consideration exceeds the Current Transaction Consideration (as such terms are defined below) by more than three and a half percent (3.5%); (iii) such date and time as any amendment or change to the Transaction Agreement is effected without the Shareholders’ prior written consent that (x) reduces, or imposes any restriction on the Shareholders’ right to receive, the Per Share Consideration or (y) changes the form of consideration payable under the Transaction Agreement; provided that such termination shall only be effective if the Shareholders provide Bidco and the Company with written notice (email being sufficient) of such termination within ten (10) Business Days after the Shareholders are notified in writing by Bidco of such amendment or change or (v) the written agreement of Bidco, the Company and the Shareholders.  In the event of the termination of this Agreement, this Agreement shall forthwith become null and void, there shall be no liability on the part of any of the parties, and all rights and obligations of each party hereto shall cease; provided, however, that (A) no such termination of this Agreement shall relieve any party hereto from any liability for any Fraud or Willful Breach of any provision of this Agreement prior to such termination, and (B) Section 7(d) and Sections 10 through 21 shall survive such termination, and in the case of Section 11, only with respect to specific performance of the other surviving provisions.

(b)           For the purposes of this Agreement, the following terms shall have the meanings specified below:

(i)	“Acquisition Transaction” means a transaction or series of transactions directly or indirectly to consummate a Superior Proposal.

(ii)
“Alternative Transaction Consideration” means, with respect to the Subject Shares, the aggregate consideration that the Shareholders (without duplication) are to receive, directly or indirectly, as a result of the consummation of such Acquisition Transaction, valuing any noncash consideration (including any residual interest in the Company or any successor of the Company whether represented by Subject Shares or any other securities) at its fair market value as of the date of such consummation.  The fair market value of any noncash consideration consisting of (A) securities listed on a national securities exchange shall be equal to the average of the closing price per share of such security as reported on such exchange for each of the twenty (20) consecutive trading days prior to the date of determination; and (B) consideration which is other than cash or securities of the type specified in subclause (A) above shall be the amount a reasonable, willing buyer would pay a reasonable, willing seller, taking into account the nature and terms of such property.  In the event of a dispute as to the fair market value of such property, such disputed amounts shall be determined by a nationally recognized independent investment banking firm selected by Bidco which is reasonably acceptable to Algonquin; provided that the fees and expenses of such investment banking firm(s) shall be borne by Algonquin. The determination of the investment banking firm shall be binding upon the parties hereto.

(iii)
“Current Transaction Consideration” means the aggregate Per Share Consideration which would have been received for the Subject Shares of the Shareholders (without duplication) under the Transaction Agreement.

7.            No Solicitation; General Covenants.

(a)        Subject to Section 8, each Shareholder shall not, and shall cause its Affiliates, directors, officers and other controlled Affiliates not to, and direct its external advisors not to: (i) solicit, initiate, participate in, knowingly facilitate, knowingly assist or knowingly encourage any inquiries regarding, or the making or submission of, any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal, (ii) (A) enter into, continue or participate in any discussions or negotiations in respect of any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonable be expected to lead to an Acquisition Proposal or (B) furnish to any Third Party any information in connection with any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal, (iii) enter into or adopt any letter of intent, heads of terms, memorandum of understanding or similar document, agreement or commitment, option agreement, or agreement in principle, merger agreement, joint venture agreement or other acquisition agreement (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal; (iv) take any action that a Representative of the Company is prohibited from taking pursuant to Section 6.2(a) of the Transaction Agreement or (v) agree to do any of the foregoing.  Each Shareholder shall, and shall cause any of its Affiliates and shall use reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any existing solicitations of, or discussions or negotiations with, any Third Party relating to any Acquisition Proposal. Notwithstanding the foregoing, the Shareholders may (and may permit their Affiliates and their and their Affiliates’ Representatives to) participate in discussions and negotiations with any Person making an Acquisition Proposal (or its Representatives) with respect to such Acquisition Proposal if, and only if, the Company is expressly permitted to engage in discussions or negotiations with such Person in accordance with Section 6.2 of the Transaction Agreement (and then only to the same extent as the Company is permitted to do so and subject to compliance with limitations and requirements of Section 6.2, mutatis mutandis).

(b)          The Shareholders shall not (i) enter into any Contract that violates or conflicts in any respect with or would reasonably be expected to violate or conflict in any respect with, or result in or give rise to a violation of or conflict in any respect with, the Shareholders’ representations, warranties, covenants and obligations under this Agreement or (ii) take any action that would be reasonably expected to restrict or otherwise adversely affect in any respect the Shareholders’ legal power, authority and right to comply with and perform the Shareholders’ covenants and obligations under this Agreement.

(c)          Any shares of capital stock or other equity securities of the Company that are issued to, or that the Shareholders acquire record or beneficial ownership of, after the date of this Agreement and during the term of this Agreement, whether pursuant to purchase, exercise, exchange or conversion of, or other transaction involving any and all options, rights or other securities, shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised the Company Shares as of the date hereof. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Subject Shares, the terms of this Agreement shall apply to the resulting securities and the term “Subject Shares” shall be deemed to refer to and include such securities.

(d)          Each Shareholder hereby agrees not to commence, participate in, assist or knowingly encourage in any way, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any Action, derivative or otherwise, against Bidco, any member of the Company Group or any of their respective Affiliates and each of their respective successors and assigns and their respective directors and officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Transaction Agreement (including any claim seeking to enjoin or delay the Closing), except to enforce the terms hereof or thereof or (b) alleging a breach of any duty of the Company Board or any committee thereof (or the applicable directors serving on the Company Board or any committee thereof) or any other Person in connection with the Transaction Agreement, this Agreement or the transactions contemplated thereby or hereby (including the negotiation or entry into any such agreement).

(e)          Each Shareholder shall, and shall cause its Affiliates (other than the Company and its Subsidiaries) to, use commercially reasonable efforts to (a) supply and provide all information to the Company, Bidco or any Governmental Authority, as reasonably requested by the Company, Bidco or any Governmental Authority, regarding such Shareholder and its Affiliates (other than the Company and its Subsidiaries) in connection with any necessary applications, registrations and filings with any Governmental Authority in connection with the Transaction (“Transaction Filings”) and (b) review the information regarding such Shareholder and its Affiliates (other than the Company and its Subsidiaries) in any draft Transaction Filings, as reasonably requested by the Company or Bidco.

8.           No Agreement as Director or Officer.  The Shareholders make no agreement or understanding in this Agreement in the Shareholders’ or any of the Shareholders’ Representatives’ capacity as a director or officer of the Company or any of its respective Affiliates (if the Shareholders or any of their Representatives holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by the Shareholders or any of the Shareholders’ Representatives in its or their capacity as such a director or officer, including in exercising rights under the Transaction Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit, or restrict the Shareholders or any of the Shareholders’ Representatives’ from exercising the Shareholders’ or their Representatives’ fiduciary duties as an officer or director to the Company or the Company Shareholders.

9.           Taxation.  Following the Effective Date and in any event in accordance with the applicable time limits set out in the Income Tax Law of Peru (Ley del Impuesto a la Renta) and any other Applicable Law, each Shareholder shall, and shall procure that its Affiliates, pay to the National Superintendency of Customs and Tax Administration in Peru (the Superintendencia Nacional de Administración Tributaria) any tax payable by such Shareholder as a result of the realization of any Peruvian source income in connection with such Shareholders’ sale and transfer of the Subject Shares to Bidco (the “Peruvian Tax”).  The Shareholders agree that they shall be jointly liable for the Peruvian Tax.

10.       Successors, Assigns and Transferees Bound.  Without limiting Section 1 hereof in any way, each Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Shares from the date hereof through the termination of this Agreement and shall, to the extent permitted by Applicable Law, be binding upon any Person to which legal or beneficial ownership of the Subject Shares shall pass, whether by operation of Law or otherwise, including such Shareholder’s administrators, successors or permitted assigns, and each Shareholder further agrees to take all reasonable actions necessary to effectuate the foregoing.

11.        Remedies.  Each party hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it, and that any such breach would cause the non-breaching party irreparable harm.  Accordingly, each party hereto agrees that in the event of any breach or threatened breach of this Agreement, the non-breaching party, in addition to any other remedies at Law or in equity each may have, shall be entitled to equitable relief, including injunctive relief and specific performance, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof. The parties hereto agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at Law. The parties hereto acknowledge and agree that the right of specific performance contemplated by this Section 11 is an integral part of the Agreement, and without that right, none of the parties hereto would have entered into this Agreement.

12.          Notices.  All notices and other communications hereunder shall be in writing (including electronic mail) and shall be deemed to have been duly given in accordance with the terms of the Transaction Agreement and addressed to the respective parties as follows: if to Bidco, to Bidco’s address or electronic mail address set forth in Section 10.1 of the Transaction Agreement, if to the Company, to the Company’s address or electronic mail address set forth in Section 10.1 of the Transaction Agreement and, if to the Shareholders, to the address or electronic mail address set forth on Schedule A hereto or to such other address or electronic mail address as such party may hereafter specify for the purpose of providing notice to the other party hereto.

13.         Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of such parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

14.         Entire Agreement.  This Agreement (including the provisions of the Transaction Agreement referenced herein) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties hereto with respect to the subject matter hereof and thereof.

15.          Amendments and Waivers.

(a)          Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party hereto or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, that after the Company Shareholder Approvals have been obtained, there shall be no amendment or waiver that would require the further approval of the Company Shareholders under Applicable Law without such approval having first been obtained.

(b)         No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

16.          Governing Law; Jurisdiction/Venue.

(a)         This Agreement, and all Actions based upon, arising out of or related to this Agreement or the Transaction, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state or jurisdiction; provided that the interpretation of the duties of directors and shareholders of the Company shall in each case be governed by, and construed in accordance with, the laws of England and Wales.

(b)          Each of the parties irrevocably and unconditionally agrees that any Action with respect to this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  Each of the parties hereto hereby irrevocably and unconditionally submits with regard to any such Action for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the Action in such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  To the fullest extent permitted by Applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 12 in any Action relating to this Agreement or any of the transactions contemplated by this Agreement; provided that nothing herein shall affect the right of any party hereto to serve legal process in any other manner permitted by Applicable Law.  Notwithstanding the foregoing in this Section 16(b), the Scheme of Arrangement shall be subject to the jurisdiction of the Court and any appellate courts therefrom, and not that of the above named courts.

(c)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17.         No Agreement Until Executed.  Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract or understanding among the parties hereto unless and until (a) the Company Board has approved the Transaction Agreement and the Transaction, (b) the Transaction Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

18.          Counterparts.  This Agreement may be signed in any number of counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

19.          No Third-Party Beneficiaries. Each of the parties hereto agrees that this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder.

20.         Construction.  Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

21.         Expenses. Whether or not the Transaction is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

CALIFORNIA BUYER LIMITED

By:	/s/ Andrew Gilbert
Name: Andrew Gilbert
Title: Director

[Signature Page to Voting and Transaction Support Agreement]

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Darren Myers
Name: Darren Myers
Title: Chief Financial Officer

By:	/s/ Jennifer Tindale
Name: Jennifer Tindale
Title: Chief Legal Officer

[Signature Page to Voting and Transaction Support Agreement]

LIBERTY (AY HOLDINGS), B.V.

By:	/s/ Dana Easthope
Name: Dana Easthope
Title: Director A

[Signature Page to Voting and Transaction Support Agreement]

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

By:	/s/ Michael Woollcombe
Name:	Michael Woollcombe
Title:	Authorized Signatory

By:	/s/ Santiago Seage
Name:	Santiago Seage
Title:	Authorized Signatory

[Signature Page to Voting and Transaction Support Agreement]

Schedule A

Shareholder	Number of Ordinary Shares
Liberty (AY Holdings) B.V. (Algonquin shares voting and dispositive power over the shares beneficially owned by AY Holdings )	48,962,925

Notice Information:

if to Algonquin or AY Holdings:

Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100
Oakville, ON L6J 2X1
Attention: Chief Legal Officer
Email: Jennifer.Tindale@APUCorp.com

in all cases, with a copy to notices@APUCorp.com

With a copy to (which shall not constitute notice to the Shareholder):

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Michael J. Aiello; David Avery-Gee; Matthew J. Gilroy; Naomi Munz
Tel: 212-310-8000
Email: Michael.Aiello@weil.com; David.Avery-Gee@weil.com; Matthew.Gilroy@weil.com; Naomi.Munz@weil.com